Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES TO PRESENT AT THE CIBC WORLD MARKETS SEVENTH ANNUAL CONSUMER GROWTH CONFERENCE

HOUSTON, TX, July 2, 2007 - Stage Stores, Inc. (NYSE: SSI) announced today that it will make a presentation at the CIBC World Markets Seventh Annual Consumer Growth Conference on Tuesday, July 10, 2007, at 3:05 p.m. Eastern Time. The conference is being held at the Four Seasons Hotel in Boston.

A live webcast of the presentation will be available. To access the webcast, log on to the Company's web site at <u>www.stagestores.com</u> and then click on Investor Relations, then Webcasts, then the webcast link. A replay of the presentation will be available online for approximately 30 days.

The Company noted that the PowerPoint presentation that management will use at the conference will be available for viewing in the Investor Relations section of the Company's web site prior to the start of their presentation.

<u>About Stage Stores</u>

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 667 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at <u>www.stagestores.com</u>.

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